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I.   Andres Capital Management Code of Ethics


Andres Capital Management embraces many guiding principles, the most important of which is our integrity. To preserve this integrity demands the continuing alertness of every employee. Each employee must avoid any activity or relationship that may reflect unfavorably on the Firm as a result of a possible conflict of interest, the appearance of such a conflict, the improper use of "inside information" or the appearance of any impropriety. Employees must place the interests of the Firm's clients ahead of their personal interests and must treat all clients in a fair and equitable manner.

This code of ethics is drafted broadly and represents the Firm's effort not only to meet but also to exceed the requirements of law and industry practice in a manner consistent with the Firm's high standard of business conduct. Although no written code can take the place of personal integrity, the following, in addition to common sense and sound judgment, should serve as a guide to the minimum standards of proper conduct. Employees are cautioned to note that the code was not established as a set of fixed rules, but to establish guidelines to support the principle that in all instances of conflicts or potential conflicts, the interests of the clients must be protected and given priority over personal interests. Upon employment with Andres Capital Management employees will be asked to read this Compliance Manual and its Code of Ethics and acknowledge same by completion of Exhibit D.

     a.   LEGAL REQUIREMENTS
          ------------------

     Rule 17j-1(a) under the Investment Company Act of 1940 makes it unlawful for any employee of the Firm, in connection with the purchase or sale by such person of a security "held or to be acquired" by a Client; and Rule 206 and 207 of the Investment Adviser's Act of 1940 for any Investment
     Adviser:

          1.   To employ any device, scheme or artifice to defraud any Client;

          2. To make to any Client any untrue statement of a material fact or omit to state to such Client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

          3. To engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any Client; or

          4. To engage in any manipulative practice with respect to any Client.

     A security is "held or to be acquired" if within the most recent 15 days it
     (i) is or has been held by any client, or (ii) is being or has been considered for purchase by the Firm for any client. A purchase or sale includes the purchase or sale of an option to purchase or sell. "Client" means any person or entity, including an investment company, for which the Firm serves as investment manager, adviser or sub-adviser.

     b.   POLICY REGARDING INSIDER TRADING AND PERSONAL SECURITIES TRANSACTIONS
          ---------------------------------------------------------------------

          1.   Need for Policy
               ---------------
          The Firm is committed to ensuring compliance with all laws and ACM policies. In addition, as registered investment advisers, the Firm's employees have additional ethical and legal obligations which must be fulfilled in order to maintain the confidence and trust of our clients and to protect the assets entrusted to us.

          The purpose of this Policy is to state the Company's requirement that all employees comply fully with laws prohibiting insider trading and tipping, and to set forth additional requirements and provide guidance relating to employees' personal securities transactions. The intent is to avoid even the appearance of impropriety. This Policy is not intended to set legal standards or to result in the imposition of criminal or civil liability that would not otherwise exist in the absence of the Policy.

          Violations by an employee of the laws against trading securities while in possession of inside information (insider trading) or improperly disclosing inside information (tipping) can result in substantial civil liability to the individual violator and the Firm, as well as criminal penalties for the individual violator of up to $1 million in fines and ten years imprisonment.

          2.   Definitions
               -----------
          For purposes of this policy:

          "INSIDE INFORMATION" means non-public information (i.e., information which is not available to investors generally) that there is a substantial likelihood that a reasonable investor would consider to be important in deciding whether to buy, sell or retain a security (e.g., stock, bond, option) or would view it as having significantly altered the "total mix" of information available. Inside information includes, but is not limited to, non-public information relating to a pending merger, acquisition, disposition, joint venture, contract award or termination, major lawsuit or claim, earnings announcement or change in dividend policy, significant product development, or the gain or loss of a significant client or supplier. Any non-public information may be inside information regardless of whether it is developed internally or obtained from others (e.g., the issuer, current or prospective clients, suppliers or business partners) and whether it relates to ACM or any other company or entity. Information is still considered non-public until the market has had a reasonable time after public announcement to assimilate and react to the information.

          "CONFIDENTIAL INFORMATION" means any non-public information concerning the Firm's activities or developed by the Firm or received by the Firm under an agreement or understanding that the information will be treated in confidence or used only for a limited purpose, regardless of whether or not it would be considered important by investors. Examples of confidential information include planned purchases or sales for client accounts, details of financial transactions, and identity and terms of client accounts.

          "ASSOCIATED  ACCOUNT"  -- The  provisions  of  this  Policy  apply  to transactions in any personal account or "associated account." Associated account means securities and futures accounts of the employee's (i) spouse, (ii) minor children, and (iii) other household members, as well as (iv) any other accounts subject to an employee's discretion or control (e.g., custodial and trust accounts, etc.), and
          (v) any other accounts in which the employee has a beneficial interest and a substantial ability to influence transactions (e.g., joint accounts, co-trustee accounts, partnerships, investment clubs).

          "SECURITY" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, reorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas or other mineral rights, any derivative of any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any derivative contract entered into on a national securities exchange relating to a foreign currency, or , in  general,  any  interest  or  instrument  commonly  known as a
          "security," or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing. "SECURITY" SHALL NOT INCLUDE securities issued by a foreign government or by the government of the United States or by federal agencies and which are direct obligations of the United States, bankers' acceptances, bank certificates of deposit, commercial paper and shares of registered open-end investment companies (mutual funds).

          3.   Insider Trading, Tipping and Confidential Information
               -----------------------------------------------------
          It is the policy of the Firm that employees:

               o Must not buy, sell or recommend that anyone else buy, sell, or retain, the securities of any company while in possession of inside information regarding such company. This prohibition on insider trading applies not only to personal transactions, but also bars trading for client accounts.

               o Must not disclose inside information to anyone, inside or outside the Firm (including family members), except to those who have a need to know such information in order for the Firm to carry on its business properly and effectively. Also, any permitted disclosure may only be made under circumstances which make it reasonable to believe that the information will not be misused or improperly disclosed by the recipient.

               o Must use the Firm's confidential information solely for legitimate Company purposes and must not improperly disclose such information.

               o Must use and protect all confidential information received from others strictly in accordance with the terms of the agreement or understanding under which the information was received and with at least the same degree of care that would be applied to the Firm's comparable confidential information.

          4.   Personal Securities Transactions
               --------------------------------
          The Firm's employees are permitted to invest for their own account, provided that such investment activity must always comply with applicable laws and regulations and must be carried out in a manner consistent with the Firm's policies. In addition, personal securities transactions must avoid even the appearance of a conflict of interest.

          The procedures and guidelines which follow set forth reporting obligations and additional rules of conduct which must be adhered to by the Firm's employees. CLEARANCE AND REPORTING OF PERSONAL SECURITIES TRANSACTIONS AND THE OTHER RULES HEREUNDER DO NOT RELIEVE EMPLOYEES FROM RESPONSIBILITY FOR COMPLIANCE WITH THE PROSCRIPTIONS AGAINST INSIDER TRADING AND TIPPING SET FORTH ABOVE. The reporting, clearance and audit requirements set forth below apply to an employee's personal transactions, and to transactions of associated accounts.

          5.   Reporting, Clearance and Audit Requirements
               -------------------------------------------
               i. Employees must report trades in any personal or associated account within ten (10) days following the calendar quarter in which such transactions occur. A Quarterly Statement of Personal Trading Activity Form (Exhibit B) will be provided for this purpose. As indicated by the attached Reporting Summary, some transactions are exempt (e.g., direct obligations of the U.S. government, SIP payroll deductions).

               ii. Employees must receive clearance prior to engaging in a transaction involving any publicly traded equity security (or any options or futures relating to such a security).
                    Clearance may be obtained by contacting the Compliance Officer or his delegate. Approval will be requested (Exhibit
                    A) and confirmed or denied in writing. A record ("Trading Log") will be maintained indicating whether or not clearance was given. If clearance is not given, the employee must not proceed with the transaction. The fact that clearance is denied should be considered as confidential information and must not be disclosed. (This clearance requirement does not apply to transactions in S&P 500 index futures.)

               iii. Transactions  in fixed income must also be cleared  prior to engaging in a transaction. Clearance may be obtained by contacting the Compliance Officer or his delegate. Approval will be confirmed or denied by in writing (see Exhibit A) which will be maintained indicating whether or not clearance was given. (This requirement does not apply to transactions in securities which are direct obligations of the United States, futures contracts on US government securities or Eurodollar futures contracts.)

               iv.  If clearance is not given,  decisions may be appealed to the
                    President  or  their   designate.Transactions  not  effected
                    within 48 hours (two business days) must be recleared.

               v. Upon request, employees shall submit copies of brokerage account statements, confirmations, and other related materials with respect to their personal and associated accounts to be used to audit compliance with these reporting and clearance procedures and with the proscriptions against insider trading and tipping set forth above.

               vi. The clearance procedure is intended to avoid inadvertent conflicts or the appearance of frontrunning. Thus, these reporting and clearance procedures do not relieve the employee of responsibility for compliance with insider trading laws and this Policy.

          6.   Additional Rules of Conduct
               ---------------------------
               i. Any employee directly participating in the decision or recommendation to buy, sell, or retain a particular security must disclose to the Compliance Officer or his delegate any direct or indirect personal ownership of the security or any affiliation with the issuer which is the subject of the decision or recommendation.

               ii. No analyst or portfolio manager should buy or sell a security for their own account unless all transactions for their assigned accounts have been completed. The client's interests must always take precedence, even if it requires the employee to delay taking action and suffer financial loss.

               iii. Portfolio   managers   and   analysts   must  secure   their
                    management's (or their designate's) written approval before trading securities in their personal account or an associated account within seven (7) calendar days before or after a portfolio they manage trades in that security. A copy of the approval, including an explanation of why the transaction was necessary, must accompany the employee's quarterly personal trading report.

               iv. Orders placed with the Trading Room should be treated with the highest degree of confidentiality. Such orders should not be discussed with persons outside the Firm until they have been filled.

               v. Information received by an employee as a result of employment with the Firm is received in trust for clients. Subject to the restrictions on insider trading and tipping, and any requirements to keep such information confidential, it is the obligation of the employee to make such information known to other analysts and portfolio managers whose accounts might be interested in such information. However, employees may not misappropriate such information for their own financial benefit.

               vi. Short-term trading is strongly discouraged. Employees should be prepared to hold investments for a significant interval to avoid the appearance of opportunistic trading in front of transactions for the Firm's accounts. Employees are required to specifically identify on their quarterly personal trading reports any profits on the purchase or sale and purchase of the same securities within sixty (60) calendar days. Particular attention should be paid to transactions in thinly-traded issues where even small transactions for an employee's account might affect the market. A similar concern attaches to trading in derivative securities (options, futures, convertible bonds, etc.) where only a small movement in a security's price may be significant due to leverage.

               vii. Employees are prohibited  from  purchasing  securities in an initial public offering.

               viii.Employees  shall not  acquire  any  securities  in a private placement without prior written approval of the Compliance Officer or his designate. The written request for approval must include full details of the proposed transaction, including certification that the investment opportunity did not arise by virtue of the employee's activities on behalf of the Firm or its clients. A copy of the written approval must accompany the employee's quarterly report of personal trading.

               ix. No employee may solicit or accept an offer made by any person if as a result the employee would be able to purchase or sell a security at a price or under conditions more favorable than those offered to the Firm's clients.

               x. Employees directly responsible for investment decisions are prohibited from selling a security short which is held in client accounts assigned to such employee, except that short sales may be made "against the box" (the individual already owns the stock) for tax or hedging purposes with the approval of the appropriate Director of the Firm.

               xi. Although the Firm's employees may conduct trading for their own account within the limits of this policy, trading during working hours should be limited. Extensive trading that affects on-the-job performance may be considered a violation of this Policy, and the Firm reserves the right to restrict trading in such circumstances. In addition, the Firm reserves the right to prohibit employees from trading in certain securities or markets.

          7.   Responsibility
               --------------

          The provisions of this Policy must be strictly observed by all employees. An employee's actions with respect to matters governed by this Policy are significant indications of the individual's judgment, ethics, and competence. Accordingly, any actions in violation of this Policy will constitute an important element in the evaluation of the employee for retention, assignment, and promotion. Violations of this Policy will be grounds for appropriate disciplinary action, including discharge.

          Managers are required to take appropriate measures to ensure that their employees understand and comply with this Policy. . All employees shall acknowledge in writing, when first assigned to the Firm and not less frequently than every year thereafter, their commitment to comply with this Policy.

          The Compliance Officer shall be responsible for the interpretation and enforcement of this Policy. Employees with questions concerning whether conduct is consistent with the mandates of this Policy shall consult the Compliance Officer of ACM prior to engaging in such conduct. Each employee should, in addition to ensuring personal compliance, assist in monitoring overall compliance. Employees who believe another employee is engaged in conduct prohibited by this policy, or that any other person or firm representing Andres Capital Management is engaged in such conduct, will promptly report such information to the appropriate level of management.. . There will be no retribution against any employee for making such a report, and every effort will be made to protect the identity of the reporting employee.

     c.   GIFTS AND ENTERTAINMENT POLICY
          ------------------------------
          1.   General Guidelines
               ------------------
Consistent with the Firm's value for maintaining uncompromising standards of personal and professional ethical conduct, the following are guidelines to be used as a standard of conduct with respect to acceptance of gifts and entertainment which may be offered to employees by current and/or prospective service providers. This policy does not replace, but is a complement to ACM's Business Ethics Policy.

          2.   Gift Acceptance Policy
               ----------------------
               The following may NOT be accepted under any circumstances:

               o    Money

               o    Gift certificates

               o Stocks, bonds, notes, loans or any other evidence of ownership or obligation.

               o Gifts from PROSPECTIVE vendors (EXCEPT for token promotional items).

               The following MAY be accepted:

               o Perishable gifts. At the recipients discretion, such gifts are to be shared with all employees of the Firm or donated to charity.

               o    Books   which  have  been   autographed,   personalized   or
                    emblazoned with the logo of the firm the giver represents.

               o Other promotional gifts which are CUSTOMARY, and which have a value of less than $50.

               If gift is outside the above guidelines:

               o    Return   to  sender   with  a  letter  of   acknowledgement,
                    accompanied by an explanation of the Firm's policy, or donate the item to charity on behalf of the sender.

               o If returning the gift or donating it to charity is deemed inappropriate due to the nature of the relationship, the gift (along with its estimated value) should be reported to the employee's manager. The manager will consult with the Compliance Officer to determine the proper action.

               3.   Entertainment Acceptance Policy
                    -------------------------------
               o The vendor should be present for all entertainment provided to employees.

               o If the vendor is not present for the entertainment, fair value should be paid by the employee; otherwise, the invitation should be declined.

               o    Entertainment  (other  than  meals)  with a value  exceeding
                    $150, should be approved in advance by the employee's manager. Whenever practicable, this policy applies to entertainment provided at conferences, seminars, etc. IF ADVANCE APPROVAL IS NOT PRACTICAL, THE EMPLOYEE SHOULD NOTIFY HIS/HER MANAGER OF THE ENTERTAINMENT ACCEPTANCE AS SOON AS POSSIBLE FOLLOWING COMPLETION OF THE EVENT.

               o    When   evaluating  a  new,  or  expanded   relationship   no
                    entertainment (other than MEALS) MAY BE ACCEPTED FROM THE VENDOR.

               4.   Travel
                    ------
               To ensure avoidance of the appearance of impropriety, the purpose of all business travel should be reviewed with management. This particularly applies to travel destinations which are typically considered vacation areas.

               o The Firm should always pay for business travel. Exceptions must be approved in advance (in writing) by the employee's manager.

               o Vendor paid expenses to conferences, seminars, etc. are acceptable only when the same treatment is provided to other clients.

               5.   Reporting
                    ---------
               A Quarterly Report of Gifts and  Entertainment  Received (Exhibit
               C) should be submitted within 10 days of quarter end.

               o    Report any gifts received which exceed $50 in value.

               o Report all single entertainment events (other than meals) with a value over $100 and all entertainment from a single source with an aggregate value over $100 in any 3 month period. Details of the event should be provided, including a description of elements of the entertainment, as well as the names of the employee's guests who were also involved.